Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 3/31/2020

($000’s)

3/31/2020
Assets
Cash and Balances Due From Depository Institutions	$46,699,020
Securities	122,149,987
Federal Funds	2,807
Loans & Lease Financing Receivables	316,711,655
Fixed Assets	9,075,777
Intangible Assets	12,477,802
Other Assets	26,012,043

Total Assets	$533,129,091

Liabilities
Deposits	$405,823,094
Fed Funds	1,428,527
Treasury Demand Notes	0
Trading Liabilities	1,392,214
Other Borrowed Money	55,078,404
Acceptances	0
Subordinated Notes and Debentures	3,850,000
Other Liabilities	14,338,298

Total Liabilities	$481,910,537

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	36,132,907
Minority Interest in Subsidiaries	800,532

Total Equity Capital	$51,218,554

Total Liabilities and Equity Capital	$533,129,091

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